January 6, 2009

Via Facsimile

Jose Augusto Tenorio Benavides
Consulate General of Peru
241 East 49th Street
New York, New York  10017

Re: 	Republic of Peru
      Registration Statement under Schedule B
      Filed December 12, 2008
      File No. 333-156085

Dear Sir:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	To the extent possible, please update the information in the registration statement, including any revisions necessary to reflect any material impact caused by the U.S. banking situation and recent developments in the global economy.

2.	Please revise the registration statement to discuss the $3.2 billion anti-crisis emergency package that President Alan Garcia announced in December 2008, indicating how the funds are to be spent.
See http://www.peruviantimes.com/president-alan-garcia-lays-out-
32-
billion-emergency-package-to-cushion-peru-from-global-financial-
crisis/.

Summary, page 3

3.	Please revise the Overview section to discuss any material
impact caused by changes in public support for President Alan
Garcia.
See, for example, http://www.peruviantimes.com/poll-sets-president-alan-garcia%e2%80%99s-approval-rating-at-six-month-high/.

4.	In light of the importance of commodities prices on Peru`s
medium-term economic growth, consider including a discussion of any potential adverse effects caused by lower prices for copper and other minerals that Peru exports.

The Economy

Mining and Hydrocarbons, page 32

5.	Please expand your discussion of 2008 mining sector
performance.
We note media reports that mining companies have curtailed their expansion and development plans due to lower copper prices. See http://www.peruviantimes.com/president-alan-garcia-lays-out-32-billion-emergency-package-to-cushion-peru-from-global-financial-crisis/.

Employment and Labor, page 40

6.	Please provide more updated statistics regarding the labor
strikes, including the mining union protest. We note recent media reports about nationwide mine workers strikes, which adversely affected production at some of the largest mines, as well as reports indicating that the government has mobilized the military to control crowds. See, for example, http://cn.reuters.com/article/idUKN0744523520080707. Please indicate to what extent these events may affect the investment climate and mining production.

Poverty and Income Distribution, page 42

7.	Please discuss any material affects that the poverty rate may have on social and political instability.


Balance of Payment and Foreign Trade

Trade Balance, page 47

8.	Please revise to indicate that Peru registered a trade
deficit
in September 2008, followed by a $506 million shortfall in October.
See http://www.peruviantimes.com/president-alan-garcia-lays-out-
32-
billion-emergency-package-to-cushion-peru-from-global-financial-
crisis/. In light of the significant role that exports have in Peru`s economy, please also discuss material trends in the current economic environment, including any potential affect that decreasing metals prices may have on exports.

The Monetary System

Monetary Policy, page 58

9.	We note the discussion in the first paragraph states that
"the
Central Bank`s target annual inflation rate for 2008 is 2%, plus
or
minus 1%."  We also note that an IMF report projected inflation at
6
1/2 % by the end of 2008.  See
http://www.imf.org/external/np/ms/2008/121208.htm. Please advise or revise.

Public Sector Debt

External Debt, page 87

10.	Please consider including a discussion of Peru`s debt rating in
this section.

Description of the Securities

Particular Provisions Applicable to the Debt Securities, page 105

11.	Please revise the caption of this paragraph to reference
specifically the collective action clause, rather than "particular provisions."

Closing Comment

	Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

	We direct your attention to Rules 460 and 461 of the Securities
Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please direct any questions about these comments to me at
(202)
551-3450.

	Sincerely,



	Michael Coco
	Special Counsel



Cc:   	Via Facsimile
	Jaime Mercado, Esq.
      Simpson Thacher & Bartlett LLP
      425 Lexington Avenue
      New York, New York  10017
      (212) 455-2502
Republic of Peru
Registration statement under Schedule B
1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE